Exhibit 99.3

The amendment of Annual Report 2013

Date of events: 2014/08/13

Contents:

1. Date of occurrence of the event: 2014/08/13

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N.A.

5. Name of the reporting media: N.A.

6. Content of the report: N.A.

7. Cause of occurrence: To amend the Annual Report 2013 on pages 15 and 47

8. Countermeasures: To upload the amended version of Annual Report 2013

9. Any other matters that need to be specified: None